7                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of The Securities Exchange Act of 1934



                         MONTGOMERY REALTY GROUP, INC.
                 (Name of Small Business Issuer in its charter)

                      Nevada                                 88-0377199
         (State or other jurisdiction of                  (I.R.S. Employer
          incorporation or organization)                Identification No.)

       400 Oyster Point Blvd., Suite 415
             So. San Francisco, CA                              94080
    (Address of principal executive offices)                  (Zip Code)

Issuer's telephone number,
including area code:                            Telephone (650) 266-8080
                                                Telecopy (650) 266-8089

Securities registered pursuant to Section 12(b) of the Act:

           Title of each class      Name of each exchange on which registered
                    None                              None

Securities registered pursuant to Section 12(g) of the Act:

                           Common Stock, Par Value $0.001

                                (Title of Class)

                 SPECIAL NOTE ABOUT FORWARD-LOOKING INFORMATION

     This registration statement contains statements about the future, sometimes referred to as "forward-looking" statements. Forward-looking statements are typically identified by the use of the words "believe," "may," "will," "should," "expect," "anticipate," "estimate," "project," "propose," "plan," "intend," and similar words and expressions. Statements that describe Montgomery's future strategic plans, goals or objectives are also forward-looking statements. Any forward-looking statements, including those regarding Montgomery or its management's current beliefs, expectations, anticipations, estimations, projections, proposals, plans or intentions, are not guarantees of future performance, results, or events and involve risks and uncertainties, such as those discussed below.

     The forward-looking statements are based on present circumstances and on Montgomery's predictions respecting events that have not occurred, which may not occur, or which may occur with different consequences and timing than those now assumed or anticipated. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including the risk factors discussed below. These cautionary statements are intended to be applicable to all forward-looking statements wherever they appear in this registration statement. Montgomery assumes no obligation to update such forward-looking statements or to update reasons that actual results could differ materially from those anticipated in such forward-looking statements.

                                     PART I

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             ITEMS 1 AND 3.  DESCRIPTION OF BUSINESS AND PROPERTIES

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History

     Montgomery Realty Group, Inc. ("Montgomery"), was organized on August 20, 1997. Shortly after organization, Montgomery issued to its founders 300,000 shares of common stock at $0.05 per share, of which 225,000 shares were purchased by its then officers and directors. Subsequently, Montgomery sold 200,000 shares of common stock to the public at an offering price of $1.00 per share for gross proceeds of approximately $200,000.

     Between August 1997 and June 1999, Montgomery's activities were limited to maintaining its publicly held status and good standing and seeking to identify ongoing assets and operations that Montgomery could acquire in exchange for its common stock, but otherwise Montgomery did not engage in business operations or have any income. This led to the review of certain properties and assets of Dinesh Maniar and, in turn, to the execution on January 12, 1999, of a letter of intent to acquire these properties from him.

     In June 1999, Montgomery completed the acquisition of its four properties from Mr. Maniar in the San Francisco Bay Area in exchange for 16,000,000 shares of common stock and Montgomery's assumption of approximately $12,400,000 of indebtedness secured by the properties. In connection with the transaction, Mr. Maniar was appointed president of Montgomery, and persons designated by him were appointed as four of Montgomery's five directors. Property management and development services, as well as general and administrative support, are provided under a contract with Diversified Investment and Management Corporation ("DIMC"), an entity affiliated with Mr. Maniar. See "ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRNASACTIONS."

     Montgomery's executive offices are located at 400 Oyster Point Boulevard, Suite 415, South San Francisco, California 94080. Its telephone number is (650) 266-8080, and its facsimile number is (650) 266-8089.

Business Strategy

     Montgomery emphasizes the following strategies:

     . Lease and operate improved properties to generate current positive cash flow while holding such properties for possible long-term appreciation. Montgomery seeks to purchase or develop commercial properties that can be leased to financially sound tenants on terms that will provide sufficient cash flow to meet or exceed requirements for related mortgage amortization and operating expenses. This enables Montgomery to generate current positive cash flow while achieving possible investment return through potential long-term appreciation. The San Ramon Retail Center and Orchard Supply Shopping Center are examples of the implementation of this strategy.

     . Develop selected properties for either long-term leasing or short term sale. Montgomery seeks to identify and acquire unimproved properties or improved properties with renovation potential that meet Montgomery's cash flow and potential appreciation criteria. In some instances, Montgomery may acquire and hold unimproved properties for future development where the initial acquisition and holding costs are warranted, in the opinion of management, in view of the projected development potential. This approach is illustrated by the Eccles Project in which the unimproved land was acquired from a third party in 1980 by Mr. Maniar and may potentially be developed by Montgomery.
       Montgomery's Keker & Van Nest    Office Building was acquired from a
       third party in 1980. Thereafter, Montgomery completed substantial renovations, including a seismic upgrade in 1989. This illustrates the purchase and substantial renovation of an improved property to significantly increase cash flow and appreciation potential.

     . Realization of accumulated appreciation in properties through refinancing or sale or exchange. By generating positive current cash flow, Montgomery is able to retain long-term ownership of properties that Montgomery believes have the potential for significant appreciation. When circumstances warrant, in the opinion of management, Montgomery may seek to realize on appreciation in value by selling a property in order to use the capital for opportunities with greater potential financial return or directly exchanging the property for another property management believes will offer Montgomery a greater potential financial return. In other circumstances, Montgomery may refinance a property to realize on a portion of the appreciated value while retaining the property for potential additional appreciation.

Properties

     Montgomery owns and operates three commercial leased properties containing an aggregate of approximately 80,000 square feet of rentable space. Montgomery also owns a 7.4 acre undeveloped parcel of land in South San Francisco which it is currently evaluating to determine its intended use. Its three improved properties, located in San Francisco and San Ramon, California, are leased under long-term leases, with each anchor tenant being a reputable and financially sound tenant, such that the properties currently provide positive cash flow after payment of related mortgage amortization and operating expenses. Montgomery's properties are summarized as follows:


                                               Land    Building  Constructed/      Lease      Appraised
       Property                    Use      (sq. ft.) (sq. ft.)   Renovated  Expiration (1)    Value (2)
       --------                   -----     --------- ---------  ----------- -------------   -----------
Keker & Van Nest Office        Professional    6,300   22,300     1907/1989     2004        $ 6,750,000
Building                       offices
710 Sansome Street
San Francisco, CA

Orchard Supply Shopping Center Retail        176,854   54,700        1987       2013(3)       6,500,000
1041-1061 Market Place
San Ramon, CA

San Ramon Retail Center        Retail          9,300    4,823        1987       2005 to       1,140,000
1021 Market Place                                                               2009
San Ramon, CA

Eccles Project                 To be         322,344       --(4)      N/A         N/A         8,950,000
South San Francisco, CA        determined    -------                                        -----------
                                             514,798   81,823                               $23,340,000
                                             =======                                        ===========

(1)  Excluding renewal options.
(2) Based on third party MAI appraisals obtained between September 1998 and November 1999.
(3) Approximately 51,518 square feet are leased to a single tenant (Orchard Supply Hardware, a wholly-owned subsidiary of Sears Roebuck & Co.) under a lease expiring June 2013. The remaining 3,186 square feet are leased to three small tenants under leases expiring at various times between 2003 and 2005.
(4) Montgomery has prepared plans that would provide for construction of a 195,000 square foot office building. However, management is presently evaluating alternatives to determine whether to undertake development of the office building or a hotel, sale, or exchange the property, or enter into a ground lease with a third party.


     Montgomery will continue to manage and operate, through DIMC, the Keker & Van Nest Office Building, the Orchard Supply Shopping Center, and the San Ramon Retail Center. Management is presently identifying and considering the available alternatives with respect to the Eccles Project land. Additionally, Montgomery will continue to evaluate, purchase, lease, operate, develop, finance, and sell other properties as deemed appropriate by management and as circumstances permit.

Eccles Project

     The Eccles Project area consists of approximately 7.4 acres of unimproved land located at Eccles Avenue and Gull Road in South San Francisco, California. This area, known as Oyster Point, is approximately four miles from the downtown central business district of South San Francisco. The area has a variety of mixed uses and is dominated by industrial buildings and office parks, many of which have a bioengineering emphasis, such as the Genentech campus in South San Francisco. Marriott Hotels is constructing a new hotel to the west of the Eccles Project at the Oyster Point Blvd. junction with Highway 101. Additionally, Montgomery has recently learned that Hilton Hotels, Inc., has been approved for the development of a 325 room hotel on land across the street from the Eccles Project land. The Eccles Project is accessed from the Oyster Point exit of Highway 101, leading to Oyster Point Boulevard, a two-lane road that is currently being widened into four lanes.

     The Eccles Project land was acquired by Mr. Maniar from a third-party in 1980. The property is currently subject to a First Deed of Trust in favor of Redwood Bank respecting a line of credit in the amount of approximately $2,000,000, bearing interest at the prime rate plus 1%, with no amortization, due and payable in full March 2000.

     In November 1999, Montgomery obtained an appraisal of $8,950,000 for the Eccles Project from an independent MAI appraiser. That valuation was based upon the vacant land with proposed entitlements to construct a proposed 195,000 square foot office building. The appraisal does not take into consideration costs for the development of plans from architects, surveyors, environmental reports, city planning review and recommendation to city council, public review, costs incurred as a result of changes in plans and risks associated with restricted designs. The costs associated with this approval process are typically not quantifiable. Of course, there can be no assurance that Montgomery will be able to obtain approval for its proposed plan or any other development plan.

     Management is presently evaluating three alternatives with respect to the Eccles Project land: (i) development by Montgomery, either alone or through a joint venture with third parties; (ii) sale or exchange of the property; or
(iii) a long-term ground lease.

     Montgomery has prepared conceptual designs for construction of a 195,000 square foot office building with underground and surface parking areas providing space for 800 vehicles on the Eccles Project land. Montgomery maynow proceed to the permitting stage and seek building permits and related consents if management so chooses. It is estimated by management that the construction would increase the appraised value of the property from $8,950,000 to approximately $50,000,000. Management has recently been reconsidering its development plans because of the approval for Hilton Hotels, Inc., to commence construction of a 325 room hotel on land across the street from the Eccles Project and the number of new hotels that are being developed in the South San Francisco area. These hotels are being constructed to accommodate the recent expansion of the San Francisco International Airport. Management believes that the Eccles Project area has promising potential for construction of a new hotel because it is one of the largest undeveloped sites in the South San Francisco area.

     In the event that Montgomery undertakes development of the Eccles Project and constructs either the proposed office building or a hotel, management estimates that it will require approximately $30,000,000 in construction and permanent financing to undertake such proposed development. Montgomery has not obtained binding commitments for such financing and will be dependent on the availability of such financing from commercial lending sources. As a new entrant into the real estate development business in the San Francisco Bay Area, Montgomery may not be able to obtain required financing on favorable terms or at all. Montgomery may attempt to obtain a portion of any such funds and thereby decrease the risk of development by entering into a joint venture or other arrangement with third parties to develop the Eccles Project. However, this would also decrease Montgomery's return on its investment for any development. Some sources of financing may demand that Mr. Maniar, as a principal stockholder, president, and director of Montgomery, personally guarantee company indebtedness, and Mr. Maniar is under no obligation to do so.

     In addition to development of the Eccles Project, as described, management is considering the possibility of selling or exchanging the Eccles Project land or entering into a long-term ground lease. Management is also considering structuring a tax-free exchange which would allow Montgomery to exchange the Eccles Project for another property that would provide additional opportunities to Montgomery consistent with its strategies. In the event the Eccles Project is sold, significant federal income tax liability could result. Therefore, it may be advantageous to structure any disposition as a tax free exchange. As well as a direct sale or exchange, management has discussed the possibility of entering into a long-term ground lease. This would provide cash flow to Montgomery while eliminating any tax liability associated with the sale of the Eccles Project.

     Management will continue to evaluate the available options to determine how to proceed with the Eccles Project in a manner that provides the greatest return and cash flow to Montgomery while minimizing risk and advancing Montgomery's strategy. There can be no assurance that management will indeed be successful in identifying and pursuing the best possible use for the Eccles Project.

Keker & Van Nest Office Building

     The Keker & Van Nest Office Building is located at 710 Sansome Street, San Francisco, California, with a total land area of approximately 0.1447 acres.
The office building is four-stories (including the basement), containing a total leasable floor area of approximately 22,300 square feet. The building is a reinforced masonry building constructed in 1907. The building was renovated in 1989 to meet seismic and other building code requirements and subsequently leased in its entirety to the current tenant, a San Francisco law firm. The law firm leased the building at a monthly rental of $56,395 through December 1, 1999. Pursuant to a lease option exercise by the tenant, the monthly rent increased to $59,190 per month and the lease term was extended for five years until December 2004, unless extended at the option of the tenant for another five years. The building is in excellent condition, based on a third-party property condition report dated November 1998.

     The property is located just north of the downtown central business district in the Jackson Square neighborhood, a historical area consisting primarily of low-rise buildings. Many buildings in this area are of brick construction and have been renovated to accommodate office use. The area has become a niche market location for law firms, graphic designers, and consultants. Retail activity in the area is also niche-oriented with a high concentration of antique dealers in addition to restaurants and business support services. Interstate 80 is located approximately one mile south of the area.

     The property has been owned by Mr. Maniar since he acquired it from an unrelated party in 1980. The property is secured by a First Deed of Trust in favor of Wells Fargo Bank in the approximate principal amount of $4,800,000, bearing interest at the fixed rate of 6.67% per annum, amortized over 30 years, with the unpaid balance due January 2009. An independent MAI appraiser valued this property at $6,750,000 as of October 1998. This property illustrates implementation of Montgomery's strategy of acquiring improved properties that can be renovated significantly to improve cash flow and appreciation potential.

Orchard Supply Shopping Center

     The Orchard Supply Shopping Center is located at 1041-1061 Market Place, San Ramon, California 94583. The lot on which the Shopping Center is located contains approximately 176,854 square feet. The shopping center consists of one building containing 51,518 square feet and another containing 3,186 square feet. The larger building is leased to Orchard Supply Hardware under a lease, with monthly rental payments of $40,802, that expires June 2013. The property is located in the incorporated city of San Ramon in Contra Costa County, California, approximately 25 miles east of San Francisco and 15 miles east of Oakland.

     Beginning in 1980, major companies began relocating large office facilities to central Contra Costa County, causing an office development boom throughout the subsequent decade. Major corporations have chosen Contra Costa County because of lower rental prices and availability of larger floor-space office space. The property is adjacent to the Bishop Ranch residential development and is defined by numerous retail shopping centers. In addition, the county has undergone residential growth due to its proximity to Silicon Valley and comparatively reasonable real estate prices.

     The property was purchased by Mr. Maniar in December 1991 from an unrelated third-party. The Orchard Supply Shopping Center is secured by a First Deed of Trust in favor of Greenwich Capital Products, Inc., in the approximate principal amount of $5,100,000, bearing interest at 7.05% per annum, amortized over 30 years with the unpaid balance due August 2008. In May 1998, Mr. Maniar obtained an independent MAI appraisal of the improved property of $6,500,000.

     There are approximately 220 asphalt-paved parking spaces on the east and southern sides of the shopping center. The improvements were constructed in approximately 1987.

San Ramon Retail Center

     The San Ramon Retail Center was originally part of the Orchard Supply Shopping Center. In 1996, Mr. Maniar caused a subdivision to be created whereby the San Ramon Retail Center became a separate legal parcel.

     The 4,823 square foot building at the San Ramon Retail Center is fully leased. The property is leased to three tenants for a total of approximately $9,500 per month. Two of the tenants, GST Telecom (a national company whose stock is publicly-traded) and Green Valley Cleaners, occupy approximately 2,947 square feet. The GST Telecom lease expires on December 2006 (subject to option periods), and the Green Valley Cleaners lease expires on March 2008 (subject to option periods). In June 1999, Montgomery entered into a lease for the remaining 1,876 square feet with Cave Adsum Corporation dba Alphagraphics 503 (an AlphaGraphic's franchise). Tenant improvements were subsequently completed and Alphagraphics 503 took occupancy and began paying rent in November 1999, bringing the center to 100% occupancy.

     The San Ramon Retail Center consists of an approximately 9, 298 square foot site and is located adjacent to Montgomery's Orchard Supply Shopping Center in San Ramon. This property includes approximately 20 parking spaces. Additionally, the site has a reciprocal parking arrangement with the Orchard Supply Shopping Center to the west.

     Mr. Maniar has owned the property since December 1991, when he purchased it from an unrelated third party. The property is secured by a First Deed of Trust in favor of Gross Mortgage Company, Inc., in the approximate principal amount of $545,000, bearing interest at 11% per annum, with no amortization and the unpaid balance is due in June 2000. In January 1999, Mr. Maniar obtained an independent MAI appraisal valuing the property at $1,140,000, "as is," or at $1,200,000, fully leased.

Risk Factors

     Montgomery's proposed operations are subject to substantial risks, including the risks set forth below.

Montgomery's operations will be substantially dependent on Dinesh Maniar.

     In June 1999, Mr. Dinesh Maniar was appointed president of Montgomery. Montgomery will be substantially dependent on the continued participation of Mr. Maniar. The loss of Mr. Maniar's knowledge and abilities could have a material adverse affect on Montgomery's operations and the results of its proposed development and operation of its properties. Mr. Maniar will manage the day-to-day affairs of Montgomery. However, he has a number of other business interests as well and will not devote his full time and attention to the affairs of Montgomery.

Montgomery will require substantial additional funds to develop the Eccles Project.

     Montgomery is presently evaluating certain alternatives with respect to the development, lease, or sale of the Eccles Project land. In the event development and construction is undertaken by Montgomery, management estimates that it will require approximately $30,000,000 in construction and permanent financing to undertake such development. Montgomery has not obtained binding commitments for such financing and will be dependent on the availability of such financing from commercial sources. As a new entrant into the real estate development business in the San Francisco Bay Area, Montgomery may not be able to obtain required financing on favorable terms or at all. Montgomery may attempt to diversify the risk by entering into joint ventures or other arrangements with third-parties. However, this would also decrease Montgomery's return on its investment. Some sources of financing may demand that Mr. Maniar, as a principal stockholder, president, and director of Montgomery, personally guarantee company indebtedness, and Mr. Maniar is under no obligation to do so. If Montgomery cannot obtain the required funds, it will be unable to develop the Eccles Project.

Montgomery is subject to the general risks of real estate ownership.

     Ownership and operation of real estate involves certain risks that may be beyond the control of Montgomery or its officers and directors, including:

     . adverse changes in general economic conditions;
     . adverse changes in local conditions, such as excessive building resulting in an oversupply of commercial units in an area where Montgomery's properties are located;
     . reduction in the appeal of particular types of properties;
     . reduction in the cost of operating competing properties or decreases in employment that reduce the demand for properties in the area;
     . the possible need for unanticipated renovations, particularly in older structures;
     . adverse changes in surrounding land values;
     . adverse changes in zoning laws, other laws and regulations and real property tax rates;
     . damage from earthquakes or other natural disasters;
     . the availability and expense of liability insurance; and . the ability of the enterprise to provide for adequate maintenance of its property.

There can be no assurance that any property will be sufficiently occupied at rents sufficient to ensure sustained operations or allow adequate cash flows to Montgomery. The success of Montgomery and any of Montgomery's investments will depend upon factors that may be beyond the control of Montgomery, Montgomery's directors, or any of its officers, and cannot be predicted at this time.

Montgomery's properties are subject to substantial encumbrances.

     In acquiring its current properties, Montgomery assumed related liabilities aggregating approximately $12,400,000, as compared to independent MAI appraisals of market value dated between September 1998 and November 1999, aggregating $23,340,000. Montgomery will have to incur substantial additional indebtedness to develop the Eccles Project if it determines to undertake development and construction. In the event Montgomery is unable to make any required payments due under any indebtedness secured by its properties, the secured party could foreclose on the related property and Montgomery's operations would be adversely affected.

Management may not identify the optimum use of the Eccles Project land.

     Although management is presently evaluating alternatives to develop, sale, exchange, or lease the Eccles Project and is seeking to pursue the alternative that will provide the greatest financial return while minimizing economic risk to Montgomery, there can be no assurance that management will in fact be successful in these efforts.
Montgomery's development of the Eccles Project will be subject to construction and development risks.

     In the event Montgomery undertakes development of the Eccles Project or any other property, such construction and development activities will expose Montgomery to certain risks such as cost overruns, carrying costs, availability and costs of materials and labor, weather conditions and government regulation. Additionally, Montgomery will incur costs in connection with the design and implementation of any development and costs in connection with performing certain oversight and review functions, including costs for reviewing construction design proposals, negotiating and contracting for feasibility studies and supervising compliance with local, state or federal laws and regulations.

Montgomery's officers and directors are subject to conflicts of interest.

     Montgomery's officers and directors and their affiliates have been, are, and will continue to be subject to significant conflicts of interest. Officers and directors will be subject to competing demands for their limited time as they divide their attention between managing Montgomery and their other business and investment interests. In some instances, officers and directors, particularly Mr. Maniar, will invest in real estate without participation by Montgomery. Such persons will be responsible for allocating such portions of their time as they may deem appropriate to the business affairs of Montgomery. The terms of the arrangement under which Montgomery obtains property management services, legal, accounting, and bookkeeping services, administrative support and office use from DIMC are all provided pursuant to the terms of a management contract pursuant to which DIMC receives a minimum of $7,500 per month as payment for these services (increasing to $10,000 per month in June 2000 and $15,000 per month in June 2001). While this contract was approved by a unanimous vote of Montgomery's board of directors (Mr. Maniar abstaining),
including all outside directors, this   does not guarantee the absence of a
conflict of interest. There can be no assurance that any of the foregoing or other conflicts of interest will be resolved in favor of Montgomery or its stockholders. Montgomery has adopted no policies respecting the resolution of actual or potential conflicts of interest.

The appraisals of the properties acquired by Montgomery from Dinesh Maniar are subject to numerous uncertainties.

     The number of shares of common stock that Montgomery issued to acquire its principal properties from Mr. Maniar was determined in large part on the aggregate appraised market valuation of such properties by independent MAI appraisers. There are numerous uncertainties inherent in estimating the value of real estate. The estimated values set forth in the appraisals are based on various comparisons to sales prices of other properties; predictions about market conditions, demand, vacancy rates, and other factors; assumptions about the property's condition, conformance with laws and regulations, absence of material defects, and a variety of numerous other factors; estimates of lease revenues and operating expenses, and other items. Any significant change in these comparisons, predictions, assumptions, and estimates, most of which are beyond the control of Montgomery, could materially and adversely affect such estimated market values. Montgomery cannot assure that it would be able sell the properties at a price at or above their appraised market valuation.

     In obtaining the property appraisals, it was in Mr. Maniar's best interest to obtain high market valuations in order to enhance his ability to obtain desired refinancing of the related indebtedness and to increase the number of shares of common stock issuable to him on conveyance of the properties to Montgomery.

Montgomery's operations will be affected by variances in rental income.

     Montgomery's real property         investment returns depend in large part
on the capital appreciation in property values and amount of income earned as compared to related expenses incurred. Most of Montgomery's properties are leased under long-term arrangements that restrict Montgomery's ability to increase rents. If Montgomery's properties do not generate revenues sufficient to meet operating expenses, debt service and capital expenditures, which may be subject to increases outside of Montgomery's control, Montgomery's income will be adversely affected. Further, Montgomery cannot assure that the value of its properties will appreciate.

Montgomery's expenditures for property ownership are fixed.

     Various significant expenditures associated with an investment in real estate, such as mortgage payments, real estate taxes and maintenance expenses, generally are not reduced when circumstances cause a reduction in revenue from the investment. Thus, Montgomery's operating results and cash flow may decline materially if its rental income is reduced, since its expenses will not be correspondingly reduced.

Montgomery's real estate investments may be illiquid.

     Real estate investments are relatively illiquid, which limits Montgomery's short-term ability to restructure its portfolio in response to changes in economic or other conditions. The appraisals obtained for the properties estimate a 9-12 month period for marketing the properties such that immediate liquidity at said values is not available.

Montgomery's properties are geographically concentrated.

     All of Montgomery's properties are located in the San Francisco Bay Area. Adverse economic factors or other changes in this area could adversely impact Montgomery's operations and revenues.
Montgomery has few tenants.

     Most of Montgomery's properties are occupied by a single tenant or a limited number of tenants, many of which are large, financially stable entities. Two tenants currently occupy about 90% of Montgomery's leaseable square feet and lease revenues from the two tenants represented approximately 88% and 91% of Montgomery's income during 1998 and 1997, respectively. Losing a key tenant could adversely affect Montgomery's operating results while it seeks a qualified replacement from a limited number of potential large tenants. Montgomery may incur costs for renovation or the construction of leasehold improvements if tenants are changed, particularly if a property with a single large tenant is converted to multiple tenant use.

Title to Properties

     In connection with acquiring its properties from Mr. Maniar, Montgomery conducted a due diligence review of title to the properties. In addition, Montgomery purchased title insurance coverage from a major title insurance company, insuring marketable title to all four properties in the name of Montgomery in the full amount of the valuation set forth in the appraisals obtained by Mr. Maniar in connection with refinancing of the properties in 1998 and 1999. Based on the foregoing, Montgomery believes it has clear and marketable title to the properties, except for the obligations assumed and outlined above.

Operational Hazards and Insurance

     Montgomery does not directly operate its properties but instead has engaged DIMC, a property management company affiliated with Mr. Maniar, to render such services. This procedure allows Montgomery to transfer most operational hazards to DIMC. DIMC maintains liability insurance in the amount of $1,000,000, but does not have any other insurance on which Montgomery could rely should DIMC be negligent in its duties.

     Montgomery maintains $1,000,000 in liability insurance with respect to each of its properties, together with a $10,000,000 umbrella policy which is placed with A+ VIII or better companies, as determined by Best's Rating System. Montgomery also maintains property insurance for each of its properties in an amount Montgomery believes represents the full replacement cost, except that Montgomery does not maintain any property insurance for the building occupied by Orchard Supply Hardware, as Sears, Roebuck & Co., the parent corporation, self-insures the property damage risk on that property, pursuant to the terms of the lease.

     Montgomery's insurance is an "All Risks" type of insurance and covers most commercial risks associated with the ownership of real property. All of Montgomery's properties are located in areas that are subject to earthquake activity. Except for the Keker & Van Nest Office Building, Montgomery's insurance policies do not cover damage caused by seismic activity, although they do cover losses from fires after an earthquake. Additionally, the amount of earthquake insurance may not be adequate to cover all losses. Montgomery does not maintain any other insurance that would protect it from acts of nature, war, or other catastrophe, as Montgomery generally does not consider such insurance coverage to be economical. If an earthquake or other similar catastrophe occurs and results in substantial damage, Montgomery's investment could be lost, which would have a material adverse effect on Montgomery's financial condition and operating results. Notwithstanding the damage or destruction of properties and related improvements, Montgomery could remain obligated to repay the indebtedness secured by such property.

Government Regulation

     Montgomery's activities are        subject to extensive federal, state and
local laws and regulations which can have substantial impact upon the acquisition, development, and management of real estate. Present as well as future legislation and regulations could cause additional expenditures, restrictions and delays in Montgomery's business, the extent of which cannot be predicted.

State and Local Regulation

     The commercial real estate industry is subject to extensive state and local government regulation, including zoning restrictions, building code requirements, environmental law, the Americans with Disabilities Act of 1990 (the "ADA") and similar laws. All of the properties owned by Montgomery currently comply with all relevant zoning, building, environmental, and ADA laws; however, there can be no assurance that these laws might be changed so as to impose upon Montgomery the legal duty to make changes to its properties so as to comply with said laws.

     Prior to its acquisition of the properties from Mr. Maniar and as part of its due diligence review, Montgomery reviewed the Phase I environmental reports, seismic studies, building condition reports, and certain other relevant documentation to assure that the properties acquired were in good to excellent condition and did not violate any applicable governmental law or regulation. Although Montgomery concluded that no such difficulties exist, it is possible that a latent defect or other condition was unknown at the time of the acquisition (or not ascertainable) and which would impose liability on Montgomery.

Environmental Regulations

     Under various federal, state, and local laws and regulations, an owner of real estate is liable for the costs of removal or remediation of certain
hazardous substances on its property.   Such laws often impose liability
without regard to whether the owner knew of, or was responsible for, the presence of hazardous substances. The costs of remediation or removal may be substantial, and the presence of the hazardous substances, or the failure to promptly remediate them, may adversely affect the owner's ability to sell the real estate or to borrow using the real estate as collateral. In connection with its ownership and operations of the properties, Montgomery may be potentially liable for the costs of removal or remediation of hazardous substances.

     Montgomery relies upon Phase I environmental reports that report an absence of any toxic waste or hazardous materials at the properties. The Phase I reports on Montgomery's properties are dated as follows:

      Keker & Van Nest Office Building               November 1998
      Orchard Supply Shopping Center                 May 1998
      San Ramon Retail Center                        November 1995
      Eccles Center                                  March 1998

Safety and Health Regulations

     Montgomery's properties are subject to the ADA. Under the ADA, all places of public accommodation are required to comply with certain federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" but generally requires that buildings and services (including restaurants and retail stores) be made accessible and available to people with disabilities. The ADA requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties, or, in some cases, an award of damages.

Competition

     The real estate business is intensely competitive in all of its phases, and Montgomery competes with many real estate investment and development firms, including individuals, insurance companies, real estate investment trusts and other entities, most of which have greater financial resources. Montgomery expects keen competition from a variety of sources for attractive real estate investment and development opportunities. Competition among private and institutional purchasers of real property has increased substantially in recent years, with resulting increases in the purchase prices paid for real property and higher fixed costs.

Employees and Consultants

     Montgomery obtains all of its services through outside management companies and through outside consultants. Montgomery does not have any employees other than the officers of Montgomery, who presently serve without compensation (other than appreciation in stock prices). In December 1999, it was determined each director would receive $300 for each meeting attended. Additionally, each existing director has been granted options to purchase 10,000 shares of common stock, such options exercisable through December 31, 2002, at an exercise price of $3.125 per share. Montgomery obtains all of its property management services from DIMC and must rely upon the employees and other facilities of DIMC for all day-to-day management decisions and actions. See "ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS." Montgomery's legal and accounting work is done primarily through outside law firms and CPA firms, although most routine transactions are handled through the staff attorneys, accountants, and other employees of DIMC. The management contract with DIMC has a five-year term.

Offices and Facilities

     Montgomery obtains the shared use of executive space and related services at 400 Oyster Point Boulevard, Suite 415, South San Francisco, California 94080, under a cost reimbursement arrangement with DIMC, an affiliated company. See "ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."


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       ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

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Overview

     The following discussion should be read in conjunction with the Financial Statements of Montgomery and the Notes thereto appearing elsewhere herein.

     Montgomery is a real estate company that emphasizes investment in both development real estate assets and income producing real estate assets. Montgomery is engaged in the ownership, leasing, management, operation, development, redevelopment, acquisition, and sale of real estate assets in the Greater San Francisco Bay Area. Montgomery currently owns retail shopping centers and an office building and has a project ready for development or sale as either an office or as a hotel convenient to the San Francisco International Airport. Montgomery conducts all of its real property management activities through a written management agreement with a related corporation, Diversified Investment & Management Corporation ("DIMC"), which is 100% owned by the majority stockholder, Mr. Maniar. Mr. Maniar currently owns in excess of 96% of the stock of Montgomery.

     Montgomery's financial condition and results of operations were substantially enhanced by the acquisition of its four (4) properties from Mr. Maniar in June 1999. These four properties are: (1) the Keker & Van Nest Office Building in San Francisco; (2) the Orchard Supply Shopping Center in San
Ramon, California; (3) the San Ramon    Retail Center in San Ramon, California;
and (4) the Eccles Project land located in South San Francisco, California. These assets, which have an appraised value of approximately $23,340,000 based on independent appraisals, were sold to Montgomery by Mr. Maniar in exchange for 16,000,000 shares of Montgomery's stock and the assumption of related indebtedness of approximately $12,400,000, together with payment of certain costs associated with the transfer. The transaction with Mr. Maniar closed on June 8, 1999.

     With the acquisition of these assets, Montgomery went from an inactive corporation to an operating real estate company with approximately 80,000 square feet of leaseable property and approximately 7.4 acres of land ready for development in South San Francisco, California. The lease space is currently 100% occupied. Plans for the development, sale, or lease of the Eccles Project are currently being evaluated by management.

Basis of Presentation of Financial Information

     The acquisition of the four properties was accounted for as a "reverse acquisition" whereby, for accounting purposes, the properties acquired Montgomery under the purchase method of accounting and, due to the lack of significant prior Montgomery operations, was substantially recorded as a recapitalization. Accordingly, the historical financial statements have been restated after giving effect to the June 8, 1999, acquisition of Montgomery. The financial statements were prepared to give retroactive effect to January 1, 1997, of the reverse acquisition completed on June 8, 1999, and represent the operations of the properties. Consistent with reverse acquisition accounting:
(i) all properties, assets, liabilities, and accumulated deficit are reflected at the properties' combined historical cost (as the accounting acquirer); and
(ii) the preexisting outstanding shares of Montgomery (the accounting acquiree) are reflected at their net asset value as if issued on June 8, 1999.

Results of Operations

Comparison of Nine Months Ended September 30, 1999 and 1998

     Montgomery's net loss (after extraordinary items) decreased from $200,516 to $98,022, or 51.1%, for the nine months ended September 30, 1999, compared to the same period in the preceding fiscal year.

     Montgomery's total revenues increased from $987,596 to $1,060,446, or 7.4%, for the nine months ended September 30, 1999, as compared the same period in 1998 due to increases in lease base rental on San Ramon Retail Center and in tenant recoverables attributable to both the Orchard Supply Shopping Center and San Ramon Retail Center. Montgomery expects that it will continue to incur minor variations in rental income due to differing levels of expenses reimbursable under the leases. Currently, with the exception of the Eccles Project, all of Montgomery's properties are 100% leased under lease terms extending beyond the end of 2000 so that no rent reductions due to vacancies are expected for the balance of the current year.

     Total expenses of $449,287 during the first three quarters of 1999 and $442,879 during the first three quarters of 1998 were approximately equal.

     Net interest expense decreased from $700,698 to $683,919, or 2.4%, during the nine months ended September 30, 1999, as compared to the same period in 1998. This decrease is attributable to the lower interest rates on outstanding loans as a result of the refinancings completed in late 1998 and early 1999. As a result of the refinancings, the previous outstanding loans with principal balances aggregating approximately $10,500,000 at a weighted average interest rate of 8.3% per annum were refinanced with loans with aggregate original principal balances of approximately $12,400,000 with a weighted average interest rate of 7.35%.

     Extraordinary item expenses decreased from $44,535 to $25,262, or 43.3%, during the nine months ended September 30, 1999, as compared to the same period in 1998. Extraordinary items during these periods include prepayment penalties and unamortized loan fees that were written off due to the early extinguishment of debt in connection with refinancing activity.

Comparison of 1998 and 1997

     Montgomery's net loss (after extraordinary items) for 1998 increased from $111,184 in 1997 to $361,051, or 225%.

     Total revenues of $1,316,794 during 1998 and $1,320,896 for 1997 were approximately equal. However, 1998 total expenses increased from $529,713 to $590,504, or approximately 11.5%, during 1998 as compared to the previous year. The higher total expenses during 1998 are attributable principally to $45,918 in increases in administration costs due to increased activities associated with debt refinancings and an increase of $18,648 in amortization related to increased loan origination costs. Net interest expense increased from $881,780 in 1997 to $934,264 in 1998, or 6.0%, , principally due to higher outstanding loan balances during 1998 as compared to 1997.

     Extraordinary item expenses increased from $20,587 in 1997 to $153,077 in 1998, or 644%, as the result of prepayment penalties and unamortized loan fees that were written off. These extraordinary item expenses were primarily due to the 1998 early extinguishment of debt associated with the Keker & Van Nest Office Building and the Orchard Supply Shopping Center, which were refinanced with new debt in the amounts of $4,800,000 and $5,100,000, respectively, each having a 10-year term and with fixed interest rates of 6.67% and 7.05%, respectively.

     As of December 31, 1998, Montgomery's total liabilities were $12,521,784, as compared to $10,783,161 as of the same date a year earlier.
Liquidity and Capital Resources

     Montgomery has met its requirements for liquidity and capital resources principally from cash provided by operating and financing activities.

Operating Activities

     Operating activities provided net cash of $258,968 and $91,736 for the nine months ended September 30, 1999 and 1998, respectively. Noncash expenses related to depreciation and amortization of $207,384 in the nine months ended September 30, 1999, and $247,175 in the nine months ended September 30, 1998, more than offset the net loss in such periods. In addition, during the 1999 interim period, fluctuations in accrued interest and security deposits and prepaid rent provided an aggregate of $74,412 in cash. During the nine months ended September 30, 1998, fluctuations in accrued interest and security deposits and prepaid rent used cash of $98,408.

     Operating activities provided net cash of $11,467 for 1998 as compared to $307,376 for the year earlier. During 1998 when Montgomery reported a net loss of $361,051, depreciation and amortization totaled $329,566. Principal expenses not requiring cash expenditures during 1998 included a deferred rent receivable of $47,092 and a write-off of deferred loan costs of $101,558. During this period, cash was required for fluctuations in accrued interest ($78,184) and security deposits and prepaid rent ($53,026). During 1997 in which Montgomery reported a net loss of $111,184, it reported depreciation and amortization of $310,918, as well as fluctuations in accrued interest and security deposits and prepaid rent totaling $109,693.

Investing Activities

     During the preceding interim and annual periods, investing activities used
varying amounts of cash due to          additions to properties for tenant
improvements or payments for lease commissions and loan costs. These amounts will continue to vary depending on the level of activities of Montgomery in refinancing existing obligations, entering into new leases, or constructing improvements.

Financing Activities

     Montgomery's financing activities reflect the results of refinancing of its principal indebtedness secured by its various properties. During the nine months ended September 30, 1999, financing activities used net cash of $47,202 as a result of both principal payments on notes and distributions of financing proceeds to Mr. Maniar, the owner of the properties During the nine months ended September 30, 1998, financing activities provided net cash of $455,286, reflecting the net funds provided by refinancing of certain of Montgomery's secured indebtedness and the distribution of financing proceeds to Mr. Maniar.

     During 1998, financing activities provided net cash of $199,080, again reflecting the refinancing of the loans on the properties and related distribution to the then owner of the property, Mr. Maniar.

     During 1997, financing activities used net cash of $186,591, after giving effect to property refinancings completed during the year and the related distributions to Mr. Maniar.

     Montgomery has net cash flow from its current operations, that it believes it will be able to continue on a long-term basis, providing sufficient cash to cover operations while sheltering cash flow from income tax by reason of the net taxable loss that is generated by depreciation and amortization. However, Montgomery's positive cash flow is not sufficient to fund expansion or acquisitions.

Equity in Real Estate

      Montgomery's properties have a value of approximately $23,340,000 based on independent MAI appraisals obtained between September 1998 and November 1999, as compared to the historical cost, net of depreciation, of $8,565,844 with which such properties are reported in its financial statements as of September 30, 1999. The related indebtedness secured by such properties totaled $12,363,848 as of September 30, 1999. Montgomery believes that the amount by which the appraised value of its properties exceeds the related indebtedness provides an important financial resource. When circumstances warrant, in the opinion of management, Montgomery may seek to refinance a property to realize on a portion of the appreciated value while retaining the property for potential additional appreciation. Generally, Montgomery will try to structure such refinancing so that the property will continue to provide sufficient cash flow to meet or exceed requirements for related mortgage amortization and operating expenses. Montgomery's goal is to generate current positive cash flow while achieving possible investment return through potential long-term appreciation. Proceeds from such refinancings will be used for Montgomery's capital requirements.

Capital Requirements

     Montgomery plans to expand its asset base in the future. Expansion is currently focused primarily upon the Eccles Project in South San Francisco, California that may be developed by Montgomery for offices or a hotel, sale or exchange, or a long-term ground lease. If Montgomery undertakes development of the Eccles Project, it anticipates that approximately $30,000,000 in development funding will be required. Montgomery may seek to borrow required development funding from commercial financial sources, either alone or in conjunction with a possible development partner, in order to spread developmental risks and costs. Montgomery has not obtained any commitment for any development funding or entered into discussions with any possible development partner, and there is no assurance that it will be able to do so. In lieu of developing the Eccles
Project, either alone or with a         development partner, Montgomery may
seek to sell or exchange the property or enter into a long-term ground lease, in either of which cases, no additional capital would be required by Montgomery.

     Montgomery believes that diversification is the key to long-term real estate industry viability and success. Therefore, Montgomery plans to diversify its current portfolio with future acquisitions of income producing real estate and/or real estate with development potential. Montgomery will seek the capital for such growth and diversification through both commercial loan sources as well as the sale of equity or debt securities. Although there are no current specific plans for additional capital at this time, as a long-term strategy, Montgomery intends to raise sufficient equity to allow it to expand its asset base. Montgomery anticipates that it will combine the proceeds from any equity financing with proceeds from loans secured by the properties purchased. In addition to purchasing either a large single asset or multiple income producing assets, Montgomery may purchase potential development sites. No specific properties have been identified for possible acquisition.

Other Matters

     Montgomery has reviewed all recently issued, but not yet accepted, accounting standards in order to determine their effects, if any, on Montgomery's financial condition or results of operations. Based on that review, Montgomery believes that none of these pronouncements will have a significant effect on current or future earnings or operations.

Year 2000

     To date, Montgomery has not experienced adverse impacts from its software and systems as a result of the Year 2000 computer problem[s] nor has it received notice from any of its suppliers, tenants, or lenders of any impacts resulting from the Year 2000 problem. However, there can be no assurance that this will continue to be the case or that adverse impacts will not result in the future from the Year 2000 problem. Montgomery has no year 2000 compliance covenants in any of its leases or loan agreements.



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     ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

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     The following table sets forth, as of the date of this prospectus, the name, address and shareholdings of each person who owns of record, or was known by Montgomery to own beneficially, 5% or more of the common stock currently issued and outstanding; the name and stockholdings of each director; and the stockholdings of all executive officers and directors as a group. Unless otherwise indicated, all shares consist of common stock, and all such shares are owned beneficially and of record by the named person or group.

                                 Nature of     Number of     Percentage of
Name of Person or Group (1)    Ownership(2)      Shares       Ownership(3)

Directors and Principal
Stockholders

 Dinesh Maniar                Common Stock    16,060,000(4)     97.3%
                              Options             10,000         0.0%
                              Total           16,070,000        97.3%

 Keith A. Cannon              Common Stock       200,700(5)      1.2%
                              Options             10,000         0.0%
                              Total              210,700         1.3%

 O. Lee Barnett               Options             10,000         0.0%

 James M. Hanavan             Options             10,000         0.0%

 Arthur A. Torres             Options             10,000         0.0%

All Executive Officers and    Common Stock    16,260,700        98.5%
 Directors as a Group (five   Options             50,000         0.3%
 persons)                     Total           16,310,700        98.6%

(1)Unless otherwise indicated, the address of the foregoing persons is in care of Montgomery at its corporate office.
(2)Except as other noted, shares are owned beneficially and of record, and such record stockholder has sole voting, investment, and dispositive power. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to stock options and warrants currently exercisable or exercisable within 60 days are deemed to be outstanding for computing the percentage ownership of the person holding such options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.
(3)Calculations of total percentages of shares outstanding for each individual assumes the exercise of options and warrants and conversion of convertible debt held by that individual to which the percentage relates. Percentages calculated for totals of all executive officers and directors as a group assume the exercise of all options and warrants and conversion of convertible debt held by the indicated group.
(4)Includes 16,000,000 shares held of record by Dinesh Maniar and 60,000 shares held by his wife. Does not include 60,000 shares held by an adult child
   living outside of Mr. Maniar's       house.
(5)Includes shares held in Mr. Cannon's individual retirement accounts and 13,000 shares owned by Mr. Cannon's wife.



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    ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

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Executive Officers and Directors

     Montgomery's articles of incorporation provide for the election of the entire board of directors at each annual meeting of stockholders, each director to serve until the next annual meeting and until such director's successor is elected and qualified. Officers are elected and serve at the pleasure of the board of directors.

     On May 26, 1999, at a special meeting of stockholders, Montgomery's stockholders elected a new board of directors. O. Lee Barnett, who was previously a director, continued as member of the new board and the following persons (nominees of Mr. Maniar) were elected: Dinesh Maniar, Keith A. Cannon, Arthur A. Torres, and James M. Hanavan.

     The following table sets forth the name, age, and position of each current director and executive officer of the Company.


         Name     Age                      Title
Dinesh Maniar     59    Chairman of the Board of Directors and President
Keith A. Cannon   59    Director
O. Lee Barnett    60    Director and Assistant Secretary
James M. Hanavan  55    Director and Secretary
Arthur A. Torres  53    Director

     Dinesh Maniar has been an industrial and commercial real estate developer since 1973. Mr. Maniar is president of the Maniar Investment Group, consisting principally of Diversified Investment and Management Corporation and several affiliated companies active in residential, retail, and office development, management, and investment. Mr. Maniar has built and leased commercial buildings of approximately 2,000,000 square feet. Several of Mr. Maniar's projects have been purchased by such companies as Prudential Life Insurance Company, Bank of America Trust Company, Equitable Life Assurance Company and Grosvenor International. Mr. Maniar's projects have been occupied by leading national and international firms such as Japan Foods (Kikkoman), Coca Cola, Duracell, Aero Electronics, Bally, OMI, Mead Paper, and National Semiconductor.

     Keith A. Cannon, a resident of Carlsbad, California, has been for over five years a stockbroker and registered representative of Wilson-Davis & Co., a broker-dealer based in Salt Lake City, Utah. Since March 1993, he has served as branch president.

     O. Lee Barnett has been self-employed since 1961 as a tax accountant and management consultant. From 1969 until 1989, Mr. Barnett was also a trustee of Mortgage Investment Trust of Utah, located in Salt Lake City, Utah, a real estate investment trust investing in discounted real estate contracts and other real estate evidences of indebtedness as well as unimproved and improved commercial and residential real estate. From 1961 to the present, Mr. Barnett has been an investor in various real estate properties. Mr. Barnett was involved in the development of real estate subdivisions in Salt Lake County, Utah, between 1986 and 1989. Mr. Barnett holds a Bachelor of Science degree from the University of Utah, Salt Lake City, Utah, in Banking and Finance which was obtained in 1961.

     James M. Hanavan has been a stockholder in the San Francisco office of the law firm of Bullivant Houser Bailey since June 1997. Previously, Mr. Hanavan was a senior litigation partner with Gordon & Rees, LLP. Mr. Hanavan has over 20 years experience specializing in the defense of accountants, attorneys, financial planners, ERISA plan administrators, real estate brokers, and other professionals. Mr. Hanavan has substantial experience in real estate-related litigation, as well as in providing business counseling and transactional services for a variety of clients. Mr. Hanavan received his B.S. degree from Pennsylvania State University in 1967 and his juris doctor degree from American University, Washington College of Law in 1973.

     Arthur A. Torres is chairman of the California Democratic Party since February 1996. He served as a California State Senator from 1982 to 1994 and a California State Assemblyman from 1972 to 1982. He serves on the board of directors for the California Planning and Conservation League, Heal the Bay, Coalition for Clean Air, and Los Angeles Educational Alliance for Restructuring Now. As a senator, he served on numerous committees advocating healthcare insurance reform, environmental protection, and business. Mr. Torres received his B.A. degree from the University of California, Santa Cruz, and his juris doctor degree from the University of California, Davis-School of Law.


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                        ITEM 6.  EXECUTIVE COMPENSATION

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     To date, Montgomery has not compensated any of its executive officers or directors for their services as such. Montgomery does not intend to compensate its chief executive officer, Mr. Maniar, during 2000. Certain executive officers will be compensated indirectly through the reimbursement of allocable costs for certain services provided.

     On December 21, 1999, it was determined that the board of directors would receive a $300 honorarium payment per meeting. Prior to such date, no individuals received payment for services as a director. Additionally, each member of the board of directors received options to purchase 10,000 shares of common stock, such options exercisable through December 31, 2002, at an exercise price of $3.125 per share. James T Graeb, general counsel to DIMC, received options to purchase 5,000 shares of common stock, such options exercisable through December 31, 2002, at an exercise price of $3.125 per share.



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            ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

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     Unless otherwise indicated, the terms of the following transactions between related parties were not determined as a result of arm's length negotiations. Issuance of Common Stock at Organization

     In connection with its organization, Montgomery issued for $0.05 per share, or an aggregate of $15,000, an aggregate of 300,000 shares of common stock to three persons, including 125,000 shares to Clemons F. (Bud) Walker and 100,000 shares to O. Lee Barnett, both of whom were then executive officers and directors.

Public Offering of Common Stock

     In late 1997, Montgomery sold a total of 200,000 shares of common stock at $1.00 per share for a total of $200,000 in reliance on registration exemptions provided by Rule 504 promulgated under Regulation D under the Securities Act of 1933. The offering was made pursuant to a prospectus dated November 26, 1997.

Refinancing of Properties Conveyed to Montgomery

     Between October 1997 and March 1999, Mr. Maniar refinanced the previous loans on the four parcels of improved and unimproved real estate that were thereafter conveyed to Montgomery in June 1999 in exchange for 16,000,000 shares of common stock and the assumption of such related indebtedness. Each of the previous loans contained a provision that would have required repayment of the entire outstanding principal balance plus accrued interest on conveyance of the properties to Montgomery. Prior to such refinancings, the previous outstanding loans had principal balances aggregating approximately $10,532,388 at a weighted average interest rate of 8.30% per annum. The new loans, assumed by Montgomery as permitted by the provisions of the new loans when the properties were conveyed to it, had an aggregate original principal balance of approximately $12,400,000 with a weighted average interest rate of 7.35%. The approximately $1,860,000 by which the net proceeds from the new loans exceeded the amount required to repay the loans refinanced plus approximately $100,000 in related costs was retained by Mr. Maniar. Such amount has been reported as part of the distributions for 1998 and 1997 in the accompanying financial statements.

Issuance of Common Stock to Acquire Properties

     In June 1999, Montgomery issued and delivered 16,000,000 shares of common stock and assumed approximately $12,400,000 in indebtedness in connection with the acquisition of four parcels of improved and unimproved real estate from Mr. Maniar. As part of the transaction for the conveyance of such properties to Montgomery, the board of directors was expanded from two to five persons, one incumbent director resigned, and Mr. Maniar and persons designated by him were elected to the resulting four vacancies. Mr. Maniar was appointed president of Montgomery.

     This acquisition of Montgomery's current principal properties has been accounted for as a "reverse acquisition" in which Mr. Maniar is treated as the acquiring company and Montgomery is treated as the acquired company, even though the legal structure of and the transaction designates Montgomery as the acquiring company and Mr. Maniar's four properties as the acquired company. For a more detailed description of the accounting treatment, see "ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION."

     The terms of the foregoing transaction were the result of arm's length negotiations between Montgomery's management and board of directors and Mr. Maniar. The board of directors of Montgomery concluded that the issuance of 16,000,000 shares of common stock in exchange for the properties acquired was in the best interest of Montgomery and its stockholders in view of the equity in such properties as reflected by the amount by which the $22,565,000 aggregate appraised market value (now $23,340,000 based on recent appraisals obtained by Montgomery) exceeded the approximately $12,400,000 in aggregate indebtedness assumed and the prospects and opportunities that such acquisition and the related expertise and experience of new management afforded Montgomery. Promissory Note to Stockholder

     Montgomery agreed to pay the closing costs associated with the acquisition of the properties from Mr. Maniar. In order to allow Montgomery to maintain its liquidity, Mr. Maniar did not demand immediate reimbursement, but instead agreed to advance $80,000 of said costs. Montgomery issued to Mr. Maniar a promissory note in the amount of $80,000 bearing interest at 10% per annum as repayment of the amount advanced. The promissory note is being repaid in six equal monthly installments commencing July 1, 1999.

Reimbursement to DIMC for Office Use and Administrative Support

     Montgomery obtains the use of office facilities and related administrative support from DIMC, a corporation owned by Mr. Maniar, president, director, and principal stockholder of Montgomery. DIMC's executive offices are located at 400 Oyster Point Boulevard, Suite 415, South San Francisco, California. In addition, Montgomery reimburses DIMC for the use of communications and data processing systems, secretarial and administrative services, office supplies, and related support at their approximate allocable direct cost, as estimated by DIMC, with a minimum monthly payment of $7,500 (such minimum monthly payment to be increased to $10,000 at June 2000 and $15,000 at June 2001). Management estimates that the total amount to be reimbursed to DIMC for office use and administrative support during 1999 will not exceed $52,500.

     Montgomery uses DIMC's professional property management and development staff, including attorneys, accountants, engineers, and similar professionals, as determined by the management of Montgomery to be needed in connection with its business activities, subject to coordination with DIMC. Montgomery will reimburse DIMC its direct costs for such services, including allocable payroll burdens, employee benefits, and related costs. Such costs will vary, depending on the nature and extent of services actually required by Montgomery.
Montgomery estimates that costs         incurred for such purposes in
connection with the development of the Eccles Property could range from $400,000 to $500,000, unless unusual or extraordinary development problems or delays are encountered, in which case amounts actually reimbursed my be larger. Further, Montgomery will reimburse DIMC for property leasing and related management services in connection with re-leasing any of Montgomery's properties on the expiration or termination of any existing lease.

     Amounts reimbursed by Montgomery to DIMC under the foregoing arrangements may include reimbursement of salaries to persons who may also serve as officers and directors of Montgomery.



------------------------------------------------------------------------------

                       ITEM 8.  DESCRIPTION OF SECURITIES

------------------------------------------------------------------------------

     Montgomery is authorized to issue 80,000,000 shares of common stock, $0.001 par value; and 20,000,000 shares of preferred stock, $0.001 par value.

Common Stock

     As of the date of this registration statement, Montgomery had 16,500,000 shares of common stock issued and outstanding. The holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Holders of common stock do not have cumulative voting rights, and therefore, a majority of the outstanding shares voting at a meeting of stockholders are able to elect the entire Board of Directors, and if they do so, minority stockholders would not be able to elect any members to the Board of Directors. Montgomery's bylaws provide that a majority of the issued and outstanding shares of Montgomery constitutes a quorum for stockholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute.

     Stockholders of Montgomery have no preemptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of Montgomery, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities and the payment of any liquidation preferences.

     Holders of common stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. Montgomery seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends on the common stock in the foreseeable future.

Preferred Stock

     Under Montgomery's articles of incorporation, the board of directors is authorized, without stockholder action, to issue up to 20,000,000 shares of preferred stock in one or more series and to fix the number of shares and rights, preferences and limitations of each series. Among the specific matters that may be determined by the board of directors are the dividend rate, the redemption price, if any, conversion rights, if any, the amount payable in the event of any voluntary liquidation or liquidation of the Company, and voting rights, if any.

Penny Stock

     The Securities and Exchange Commission has promulgated rules governing
over-the-counter trading in penny       stocks, defined generally as securities
trading below $5 per share that are not quoted on a national securities exchange or Nasdaq or which do not meet other substantive criteria. Under such rules, Montgomery's common stock is regulated as a penny stock. As a penny stock, the common stock is subject to regulations that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell securities of Montgomery and may also affect the ability of purchasers of Montgomery's common stock to sell their shares in the secondary market. This may also cause fewer broker-dealers willing to make a market and it may affect the level of news coverage received by Montgomery.

     Further, if the price of the common stock is below $5 per share and the issuer does not have $2,000,000 or more in net tangible assets or is not listed on a registered national securities exchange or Nasdaq, sales of such stock in the secondary trading market are subject to certain additional rules promulgated by the Securities and Exchange Commission. Montgomery's stock is currently subject to these additional rules. These rules generally require, among other things, that brokers engaged in secondary trading of penny stocks provide customers with written disclosure documents, monthly statements of the market value of penny stocks, disclosure of the bid and asked prices, and disclosure of the compensation to the broker-dealer and the salesperson working for the broker-dealer in connection with the transaction. These rules and regulations may affect the ability of broker-dealers to sell Montgomery's securities, thereby effectively limiting the liquidity of Montgomery's securities. These rules may also adversely affect the ability of persons who acquire common stock of Montgomery to resell their securities in any trading market that may exist at the time of such intended sale.


                                    PART II

------------------------------------------------------------------------------

  ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
                          RELATED STOCKHOLDER MATTERS

------------------------------------------------------------------------------

Limited Trading Market

     Montgomery completed a public offering of 200,000 shares of common stock in December 1997, to approximately 25 purchasers in Nevada and 25 purchasers outside of the United States. Since approximately January 20, 1998, Montgomery's common stock has been quoted on the OTCEBB under the symbol "MGRY." On January 14, 2000, Montgomery's stock symbol was appended with an "E" symbolizing that as of said date, Montgomery had not registered its common stock under the Securities and Exchange Act of 1934, as required by recently adopted regulations.

     There has been no established, consistent trading market for Montgomery's common stock at any time. Quotations are published only intermittently. Therefore, there is no reliable information from which to present data respecting regular trading prices and market activity. As a result, the trading volumes and prices for Montgomery's common stock are expected to fluctuate without regard to the business activities of Montgomery. There can be no assurance that a viable trading market will develop for Montgomery's common stock in the future.

     Currently, no securities broker-   dealers make a market in the common
stock. The trading volume of the common stock is extremely limited, reflecting the small number of shares believed by Montgomery to be eligible for public trading and the limited number of stockholders. Montgomery believes that less than 200,000 shares of the 16,500,000 currently issued and outstanding shares of common stock are eligible for sale in any trading market that may exist for the common stock. This small number of shares available to be publicly traded creates the potential for significant changes in the trading price of the common stock as a result of relatively minor changes in the supply and demand. It is likely that trading prices and volumes for the common stock will fluctuate in the future, without regard to the business activities of Montgomery.

     Only a very limited number of transactions in the common stock are believed to have occurred. Because of the lack of specific transaction information and Montgomery's belief that such quotations are particularly sensitive to actual or anticipated volume of supply and demand, Montgomery does not believe that such quotations are reliable indicators of a trading market for the common stock. In this limited market, brokers typically publish no fixed quotations to purchase a minimum number of shares at a published price, but express a willingness to buy or sell the securities and from time to time complete transactions in the securities at negotiated prices. As of January 12, 2000, the common stock was quoted, subject to the foregoing limitations and qualifications, at $2.50 bid.

     As of the date of this registration statement, the last reported sale for the common stock was at $3.00 per share.

     Commencing on April 23, 1998, the common stock began trading on the OTCEBB under the symbol "MGRY." There was no public trading market for Montgomery's common stock prior to April 23, 1998. The following table sets forth the high and low closing bid quotations for Montgomery's common stock as reported on the OTCEBB for the periods indicated, based on interdealer bid quotations, without markup, markdown, commissions, or adjustments (which may not reflect actual transactions).


                                            High            Low
1999
 Fourth Quarter ....................      $  2.50        $    2.875
 Third Quarter .....................      $  2.0625      $    2.875
 Second Quarter ....................      $  2.00        $    3.0625
 First Quarter .....................      $  1.625       $    2.00

1998
 Fourth Quarter ....................      $  1.50        $    1.75
 Third Quarter .....................      $  1.50        $    1.625
 Second Quarter
 (commencing April 23, 1998) .......      $  1.00        $    1.625

     Montgomery estimates that as of January 12, 2000, it had approximately 47 stockholders.

Penny Stock Regulations

     Montgomery's stock is presently regulated as a penny stock and broker-dealers will be subject to such regulations which impose additional requirements on Montgomery and on broker-dealers who want to publish quotations or make a market in the Montgomery common stock. See "ITEM 8. DESCRIPTION OF SECURITIES."

Dividend Policy

     Montgomery has never paid cash dividends on the common stock or its preferred stock and does not anticipate that it will pay dividends in the foreseeable future. Montgomery currently intends to continue a policy of using retained earnings primarily for the expansion of its business.

Transfer Agent

     Montgomery's registrar and transfer agent is Silver State Registrar & Transfer Corp., 3541 Summer Estates Circle, Salt Lake City, Utah 84121.


------------------------------------------------------------------------------

                           ITEM 2.  LEGAL PROCEEDINGS

------------------------------------------------------------------------------

     Montgomery is not a party to, and its properties are not the subject of, any material pending legal proceedings, and no material legal proceedings have been threatened by Montgomery or, to the best of its knowledge, against it.



------------------------------------------------------------------------------

             ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

------------------------------------------------------------------------------

     None.

------------------------------------------------------------------------------

                ITEM 4.  RECENT SALES ON UNREGISTERED SECURITIES

------------------------------------------------------------------------------

     Since inception, Montgomery has sold securities without registration under the Securities Act on the terms and circumstances described in the following paragraphs.

     In connection with the organization of Montgomery, it issued for $0.05 per share, or an aggregate of $15,000, an aggregate of 300,000 shares of common stock to three persons, including 125,000 shares to Clemons F. (Bud) Walker and 100,000 shares to O. Lee Barnett, both of whom were then executive officers and directors and accredited investors, as defined under the Securities Act. The other purchaser was affiliated with a professional rendering legal services to Montgomery. No offers were made to any other persons in connection with the transaction.

     In May 1999, Montgomery issued 16,000,000 shares of common stock to Mr. Dinesh Maniar, subject to a stop transfer instruction which was removed at the closing on June 8, 1999. At the closing Montgomery assumed approximately $12,400,000 in indebtedness in connection with the acquisition of four parcels of improved and unimproved real estate from Mr. Maniar with fair market value by third-party appraisals between September 1998 and January 1999 aggregating $23,340,000 ($22,565,000 at the time of the transaction). As part of the transaction for the conveyance of such properties to Montgomery, the board of directors was expanded from two to five persons, one incumbent director resigned, and Mr. Maniar and persons designated by him were elected to the resulting four vacancies. Mr. Maniar was appointed president of Montgomery.
Mr. Maniar is an accredited investor,   as defined under the Securities Act.

     The securities issued in the transactions described above were issued in reliance on the exemption from the registration and prospectus delivery requirements of the Securities Act provided in Section 4(2) thereof. Each of the persons or entities acquiring the securities acknowledged that the securities were "restricted securities" as defined in rule 144 under the Securities Act; that such shares could not be transferred without registration or an available exemption therefrom, that such purchaser was required to bear the economic risk of the investment for an indefinite period, and that Montgomery would restrict the transfer of the securities in accordance with such representations. The certificates representing the foregoing shares bear an appropriate restrictive legend conspicuously on their face, and stop transfer instructions were noted on Montgomery's stock transfer records. No underwriter participated in any sales.

     In December 1997, Montgomery sold a total of 200,000 shares of common stock at $1.00 per share for a total of $200,000 to approximately 25 stockholders in Nevada and 25 stockholders outside the United States. The securities were sold pursuant to a prospectus dated November 26, 1997, which contained certain information about Montgomery and the offering. The public offering was completed in reliance on the exemption from registration provided by Rule 504 promulgated under the Securities Act.

     Montgomery believes the exemption provided by Rule 504 was available for the offering because of the following circumstances: (i) the aggregate offering price, when integrated with all sales within the previous twelve months, did not exceed $1,000,000; (ii) Montgomery was not subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (iii) Montgomery was not an investment company; and (iv) Montgomery was not a development stage company with no specific business plan or purpose but was organized for the purpose of acquiring an ownership interest in commercial and
industrial income producing real        estate.


------------------------------------------------------------------------------

               ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

------------------------------------------------------------------------------

     Montgomery's articles of incorporation contain provisions providing for the indemnification of officers and directors by Montgomery to the full extent permitted by Nevada corporate law.


                                    PART F/S

     The financial statements of Montgomery Realty Group, including the auditors' report, are included beginning at page F-1 immediately following the signature page of this report.


                                    PART III


------------------------------------------------------------------------------

              ITEMS 1 AND 2.  INDEX TO AND DESCRIPTION OF EXHIBITS

------------------------------------------------------------------------------
   SEC
Reference  Exhibit                  Title of Document                  Location
  Number    Number


                   Articles of  Incorporation and Bylaws
---------------------------------------------------------------
    3      3.01    Articles of  Incorporation                     This Filing

    3      3.02    Amendment to Articles of Incorporation         This Filing

    3      3.03    Bylaws                                         This Filing

                   Instruments Defining the Rights of Security
                   Holders
---------------------------------------------------------------

    4      4.01    Articles of  Incorporation, as amended         See Item 3

    4      4.02    Amendment to Articles of Incorporation         See Item 3

    4      4.03    Bylaws                                         See Item 3

                   Material Contracts
---------------------------------------------------------------
    10     10.01   Purchase and Sale Agreement dated effective    This Filing
                   May 5, 1999, by and between Dinesh Maniar and Montgomery Realty Group, Inc.

    10     10.02   Lease Agreement dated April 21, 1988, by and   This Filing
                   between Dinesh Maniar, landlord, and John W.
                   Keker, P. C.,  William A. Brockett, P.C.,
                   Robert A. Van Nest, P.C. and individually
                   John W. Keker, Wi11am A Brockett, Robert A.
                   Van Nest, R. Elaine Leitner, David J.
                   Meadows, Jeffrey R. Chanin, and Gary M.
                   Cohen, and  Keker & Brockett, a California
                   General Tenants, regarding the lease of real property commonly known as Keker & Van Nest
                   Office Building.

    10     10.03   Lease Agreement dated July 20, 1988 by and     This Filing
                   between Pacific Quadrant Development
                   Company, a California general partnership, as landlord and Wickes Companies, Inc., a Delaware corporation as tenant regarding the lease of real property known as Orchard
                   Supply Shopping Center.


    10     10.04   Agreement of Assignment and Assumption of      This Filing
                   Leases dated June 2, 1999 by and between Dinesh Maniar and Montgomery Realty Group,
                   Inc regarding the real property commonly known as the Keker & Van Nest Office
                   Building.

    10     10.05   Agreement of Assignment and Assumption of      This Filing
                   Leases dated June 2, 1999 by and between Dinesh Maniar and Montgomery Realty Group,
                   Inc regarding the real property commonly known as the Orchard Supply Shopping Center.

    10     10.06   Contact for Management Agreement dated June    This Filing
                   9, 1999, by and between Montgomery Realty
                   Group, Inc., and Diversified Investment and
                   Management Corporation, relating to
                   management services provided to Montgomery.

    10     10.07   Promissory Note dated June 2, 1999, in the     This Filing
                   original principal amount of $80,000 payable by Montgomery Realty Group, Inc., to Dinesh
                   Maniar.

                   Financial Data Schedule
---------------------------------------------------------------

     27     27.01  Financial Data Schedule                        This Filing





------------------------------------------------------------------------------

                                   SIGNATURES

------------------------------------------------------------------------------

     Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 14, 2000.                 MONTGOMERY REALTY GROUP, INC.
                                          (Registrant)


                                          By/s/ Dinesh Maniar, President

MONTGOMERY REALTY GROUP, INC.

TABLE OF CONTENTS

                                                                            PAGE
INDEPENDENT AUDITORS' REPORT                                                 F-2

FINANCIAL STATEMENTS:

  Balance Sheets - September 30, 1999, December 31, 1998 and 1997            F-3

  Statements of Operations - Years Ended December 31, 1998 and 1997          F-4

  Statements of Operations (Unaudited) - Nine-Month Periods Ended
   September 30, 1999 and 1998                                               F-5

  Statement of Stockholders' Deficit - Nine-Month Period Ended September 30,
   1999 and Years Ended December 31, 1998 and 1997                           F-6

  Statements of Cash Flows - Years Ended December 31, 1998 and 1997          F-7

  Statements of Cash Flows (Unaudited) - Nine-Month Periods Ended
   September 30, 1999 and 1998                                               F-8

  Notes to Financial Statements                                              F-9

Financial statements not included have been omitted because of the absence of conditions under which they are required or because the information is included elsewhere in this report.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of the
Montgomery Realty Group, Inc.:

We have audited the accompanying balance sheets of Montgomery Realty Group, Inc. (the "Company") as of December 31, 1998 and 1997, and the related statements of operations, stockholders' deficit and cash flows for the years then ended.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP

San Francisco, California
December 10, 1999

MONTGOMERY REALTY GROUP, INC.

BALANCE SHEETS
SEPTEMBER 30, 1999, DECEMBER 31,
1998 AND 1997
--------------------------------------------------------------------------------
                                     SEPTEMBER 30,    DECEMBER 31,  DECEMBER 31,
                                          1999            1998          1997
                                      (UNAUDITED)
ASSETS

PROPERTY:
 Land                                 $2,699,500      $2,699,500    $ 2,699,500
 Building                              5,040,000       5,040,000      5,040,000
 Improvements                          3,276,276       3,257,784      3,257,784
                                      - ---------       ---------      ---------
          Total                       11,015,776      10,997,284     10,997,284

 Less accumulated depreciation        (2,449,932)     (2,284,673)    (2,064,328)
                                      ----------      ----------     ----------
          Property, net                8,565,844       8,712,611      8,932,956

Cash                                     193,404             130             --

Tenant receivables                         4,406           3,527          4,054

Prepaid expenses and other assets             --           5,884          4,974

Deferred lease commissions, net of
 accumulated amortization of
 $158,235, $146,402 and $129,493,
 respectively                             10,912          23,667         34,688

Deferred loan costs, net of
 accumulated amortization of
 $14,726, $32,341 and $94,157,
 respectively                            106,689         137,260        126,601

Deferred rent receivable                  36,713          74,321        121,413
                                      ----------      ----------     ----------
TOTAL ASSETS                         $ 8,917,968     $ 8,957,400    $ 9,224,686
                                      ==========      ==========     ==========
LIABILITIES AND STOCKHOLDERS'
DEFICIT

LIABILITIES:
 Notes payable                       $12,363,848     $12,376,326    $10,532,388
 Loan from shareholder                    40,498              --             --
 Accounts payable                         83,550           2,170         26,275
 Accrued interest                         75,495          49,835        128,019
 Security deposits and prepaid
  rent                                    92,205          43,453         96,479
                                      ----------      ----------     ----------
TOTAL LIABILITIES                     12,655,596      12,521,784     10,783,161
                                      ==========      ==========     ==========
COMMITMENTS AND CONTINGENCIES
(Note 5)

STOCKHOLDERS' DEFICIT:

 Common stock, $0.001 par value;
  authorized 80,000,000 shares;
  Issued and outstanding,
  16,500,000 shares at September
  30, 1999, 16,000,000 shares at
  December 31, 1998 and 1997              16,500          16,000         16,000

 Preferred stock, $0.001 par
  value; authorized 20,000,000
  shares; no Shares issued and
  outstanding at September 30,
  1999, December 31, 1998 and 1997            --              --             --

 Additional paid-in capital              214,500              --             --
 Accumulated deficit                  (3,968,628)     (3,580,384)    (1,574,475)
                                      ----------      ----------     ----------
TOTAL STOCKHOLDERS' DEFICIT           (3,737,628)     (3,564,384)    (1,558,475)

TOTAL LIABILITIES AND STOCKHOLDERS'
DEFICIT                              $ 8,917,968     $ 8,957,400     $9,224,686
                                      ==========      ==========      =========

See notes to the financial statements.

MONTGOMERY REALTY GROUP, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------
                                                 1998               1997
REVENUES:
 Rent                                        $ 1,316,285        $ 1,314,785
 Other                                               509              6,111
                                              ----------         ----------
          Total revenues                       1,316,794          1,320,896
                                              ----------         ----------
EXPENSES:
 Real estate taxes                               105,978            103,309
 Utilities                                        12,799             13,569
 Repairs and maintenance                           6,260             10,599
 General building                                 17,302             18,596
 Administration                                   67,699             21,781
 Insurance                                         9,296              9,526
 Management fee                                   41,604             41,415
 Depreciation                                    220,345            220,345
 Amortization (Note 1)                           109,221             90,573
                                              ----------         ----------
          Total expenses                         590,504            529,713
                                              ----------         ----------
INCOME BEFORE INTEREST EXPENSE AND
 EXTRAORDINARY ITEM                              726,290            791,183

INTEREST EXPENSE, NET                           (934,264)          (881,780)
                                              ----------         ----------
LOSS BEFORE EXTRAORDINARY ITEM                  (207,974)           (90,597)

EXTRAORDINARY ITEM, EARLY
 EXTINGUISHMENT OF DEBT                         (153,077)           (20,587)
                                              ----------         ----------
NET LOSS                                     $  (361,051)       $  (111,184)
                                              ==========         ==========
LOSS PER COMMON SHARE BEFORE
 EXTRAORDINARY ITEM, BASIC AND DILUTED       $    (0.013)       $    (0.006)

EXTRAORDINARY ITEM PER COMMON SHARE,
 BASIC AND DILUTED                                (0.010)            (0.001)
                                              ----------         ----------
NET LOSS PER COMMON SHARE, BASIC AND
 DILUTED                                         $(0.023)       $    (0.007)
                                              ==========         ==========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES,
 BASIC AND DILUTED                           $16,000,000        $16,000,000
                                              ==========         ==========

See notes to the financial statements.

MONTGOMERY REALTY GROUP, INC.

STATEMENTS OF OPERATIONS (UNAUDITED)
NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND
1998
--------------------------------------------------------------------------------
                                                      1999            1998
REVENUES:
  Rent                                           $ 1,060,446     $   987,214
  Other                                                                  382
                                                  ----------      ----------
           Total revenues                          1,060,446         987,596
                                                  ----------      ----------
EXPENSES:
  Real estate taxes                                   79,086          79,484
  Utilities                                            8,891           9,599
  Repairs and maintenance                              6,320           4,695
  General building                                    13,305          12,977
  Administration                                      58,277          50,774
  Insurance                                           14,735           6,972
  Management fee                                      61,289          31,203
  Depreciation                                       165,259         165,259
  Amortization (Note 1)                               42,125          81,916
                                                  ----------      ----------
           Total expenses                            449,287         442,879
                                                  ----------      ----------
INCOME BEFORE INTEREST EXPENSE AND
  EXTRAORDINARY ITEM                                 611,159         544,717

INTEREST EXPENSE, NET                               (683,919)       (700,698)
                                                  ----------      ----------
LOSS BEFORE EXTRAORDINARY ITEM                       (72,760)       (155,981)

EXTRAORDINARY ITEM, EARLY EXTINGUISHMENT
  OF DEBT                                            (25,262)        (44,535)
                                                  ----------      ----------
NET LOSS                                         $   (98,022)    $  (200,516)
                                                  ==========      ==========
LOSS PER COMMON SHARE BEFORE EXTRAORDINARY
  ITEM, BASIC AND DILUTED                            $(0.004)    $    (0.010)

EXTRAORDINARY ITEM PER COMMON SHARE,
  BASIC AND DILUTED                                   (0.002)         (0.003)
                                                  ----------      ----------
NET LOSS PER COMMON SHARE, BASIC AND DILUTED         $(0.006)    $    (0.013)
                                                  ==========      ==========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES,
  BASIC AND DILUTED                              $16,208,791     $16,000,000
                                                  ==========      ==========
See notes to the financial statements.


MONTGOMERY REALTY GROUP, INC.

STATEMENTS OF STOCKHOLDERS' DEFICIT
NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1999
AND YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------
                              SHARES OF                ADDITIONAL
                                COMMON      COMMON      PAID-IN      ACCUMULATED
                                STOCK        STOCK      CAPITAL        DEFICIT          TOTAL

Balance, January 1, 1997     16,000,000     $16,000                $  (569,665)     $  (553,665)

Distributions paid, 1997                                              (893,626)        (893,626)

Net loss, 1997                                                        (111,184)        (111,184)
                             ----------      ------                 ----------       ----------
Balance, December 31,1997    16,000,000      16,000                 (1,574,475)      (1,558,475)
Distributions paid, 1998                                            (1,644,858)      (1,644,858)

Net loss, 1998                                                        (361,051)        (361,051)
                             ----------      ------                 ----------       ----------
Balance, December 31,1998    16,000,000      16,000                 (3,580,384)      (3,564,384)

Reverse Acquisition of
  Montgomery Realty Group,
  Inc., June 8, 1999            500,000         500     $214,500            --          215,000

Distributions paid,
 January 1, 1999 through
 June 8, 1999                                                         (290,222)        (290,222)

Net loss through September
 30, 1999 (Unaudited)                                                  (98,022)         (98,022)
                             ----------      ------                 ----------       ----------

Balance, September 30,
 1999 (Unaudited)            16,500,000     $16,500     $214,500   $(3,968,628)     $(3,737,628)
                             ==========      ======      =======    ==========       ==========


See notes to the financial statements.


MONTGOMERY REALTY GROUP, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------
                                                 1998           1997
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                  $  (361,051)    $ (111,184)
  Depreciation and amortization                 329,566        310,918
  Deferred rent receivable                       47,092         51,733
  Write-off of deferred loan costs              101,558
  Adjustments to reconcile net loss to net
   cash provided by
    operating activities:
    Tenant receivables                              527         (4,054)
    Prepaid expenses and other assets              (910)        (4,974)
    Accounts payable                             25,895        (44,756)
    Accrued interest                            (78,184)        63,756
    Security deposits and prepaid rent          (53,026)        45,937
                                             ----------      ---------
           Net cash provided by operating
             activities                          11,467        307,376
                                             ----------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payment of lease commissions and loan
   costs                                       (210,417)      (120,785)
                                             ----------      ---------
           Net cash used in investing
             activities                        (210,417)      (120,785)
                                             ----------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of notes payable    12,475,063      4,276,157
  Payments on notes payable                 (10,631,125)    (3,569,122)
  Distributions                              (1,644,858)      (893,626)
                                             ----------      ---------
           Net cash provided by (used in)
             financing activities               199,080       (186,591)
                                             ----------      ---------
INCREASE IN CASH                                    130             --

CASH, BEGINNING OF YEAR                              --             --
                                             ----------      ---------

CASH, END OF YEAR                           $       130     $       --
                                             ==========      =========

See notes to the financial statements.

MONTGOMERY REALTY GROUP, INC.

STATEMENTS OF CASH FLOWS (UNAUDITED)
NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999
AND 1998
--------------------------------------------------------------------------------
                                                 1999            1998

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                     $(98,022)    $ (200,516)
  Depreciation and amortization                 207,384        247,175
  Deferred rent receivable                       37,608         35,319
  Write-off of deferred loan costs                1,201         89,032
  Adjustments to reconcile net loss to net
    cash provided by operating activities:
    Tenant receivables                             (879)           395
    Prepaid expenses and other assets             5,884           (682)
    Accounts payable                             31,380         19,421
    Accrued interest                             25,660        (58,638)
    Security deposits and prepaid rent           48,752        (39,770)
                                                -------      ---------
           Net cash provided by operating
             activities                         258,968         91,736
                                                -------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property                         (18,492)            --
  Payment of lease commissions and
    loan costs                                       --       (135,522)
                                                -------      ---------
           Net cash used in investing
             activities                         (18,492)      (135,522)
                                                -------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of notes payable       133,990      7,759,000
  Payments on notes payable                    (105,970)    (6,070,070)
  Distributions                                 (75,222)    (1,233,644)
                                                -------      ---------
           Net cash provided by (used in)
             financing activities               (47,202)       455,286
                                                -------      ---------
INCREASE IN CASH                                193,274        411,500

CASH, BEGINNING OF PERIOD                           130             --
                                                -------      ---------

CASH, END OF PERIOD                            $193,404     $  411,500
                                                =======      =========

See notes to the financial statements.

MONTGOMERY REALTY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION, BASIS OF PRESENTATION, AND SUMMARY OF
   SIGNIFICANT ACCOUNTING POLICIES

   ORGANIZATION AND OWNERSHIP STRUCTURE - Montgomery Realty Group, Inc. (the "Company") was formed on August 20, 1997 and did not have significant operations from its formation through June 7, 1999. On June 8, 1999, the Company completed the acquisition of four properties in the San Francisco Bay Area (the "Properties") held by Dinesh Maniar, a private investor ("Maniar"), in exchange for 16,000,000 shares of the Company's common stock and the assumption of the outstanding indebtedness of the Properties. The acquisition of the Properties has been accounted for as a "reverse acquisition" and recapitalization whereby, for financial reporting purposes, the Properties acquired the Company. See "Basis of Presentation," below. The Properties are summarized as follows:

                                                                           MANIAR
            NAME                   LOCATION                  USE         ACQUISITION
                                                                            DATE

Keker & Van Nest Office      San Francisco, CA          Professional        1980
  Building                                              offices

Orchard Supply Shopping      San Ramon, CA              Retail shopping     1991
  Center                                                center

San Ramon Retail Center      San Ramon, CA              Retail shopping     1991
                                                        center

Eccles Project               South San Francisco, CA    Land                1980

   BASIS OF PRESENTATION - The acquisition of the Properties was accounted for as a "reverse acquisition" whereby, for accounting purposes, the Properties acquired the Company under the purchase method of accounting and, due to the lack of significant prior Company operations, was substantially recorded as a recapitalization. Accordingly, the historical financial statements have been restated after giving effect to the June 8, 1999 acquisition of the Company. The financial statements have been prepared to give retroactive effect to January 1, 1997 of the reverse acquisition completed on June 8, 1999 and represent the operations of the Properties. Consistent with reverse acquisition accounting: (i) all of the Properties' assets, liabilities and accumulated deficit are reflected at their combined historical cost (as the accounting acquirer) and (ii) the preexisting outstanding shares of the Company (the accounting acquiree) are reflected at their net asset value as if issued on June 8, 1999. Distributions shown in the accompanying statement of stockholders' deficit represent the Properties' cash flows and refinancing proceeds distributed to Maniar.

   UNAUDITED INTERIM FINANCIAL STATEMENTS - In the opinion of management, the accompanying unaudited interim balance sheet and related statements of operations, stockholders' deficit, and cash flows include all adjustments (consisting only of normal recurring items) necessary for their fair presentation in conformity with generally accepted accounting principles.

   MANAGEMENT ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

   PROPERTY is stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which range from ten to 40 years. When the Company concludes that the recovery of the carrying value of a property is impaired, it reduces such carrying amount to the estimated fair value of the investment.

   Maintenance and minor repairs and replacements are expensed when incurred.

   DEFERRED LEASE COMMISSIONS are amortized on a straight-line basis over the lives of the related leases.

   DEFERRED LOAN COSTS are amortized on a straight-line basis over the term of the loan.

   REVENUE RECOGNITION - Rental revenue is recognized in an amount equal to minimum base rent plus fixed rental increases amortized on a straight-line basis over the term of the lease. Differences between revenue recognized and amounts due under the lease agreement are recorded as deferred rent receivable in the accompanying balance sheets. Tenant recoveries are recognized when earned.

   INCOME TAXES - The Company accounts for income taxes using the asset and liability method, under which deferred taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The operations of the Properties have been excluded from the calculation of the tax provision for the period prior to June 8, 1999 as the income taxes of such operations were the responsibility of Maniar. Deferred tax assets and liabilities at September 30, 1999 relate primarily to temporary differences resulting from depreciation of fixed assets, differing tax and book bases of fixed assets, and net operating loss carryforwards. At September 30, 1999, deferred tax assets have been offset by a valuation allowance due to uncertainty as to whether the Company will generate sufficient taxable income to realize the deferred tax assets. At September 30, 1999, there was no current income tax liability.

   BASIC AND DILUTED LOSS PER SHARE are computed by dividing net loss by the weighted average number of shares outstanding of 16,208,791 in 1999 and 16,000,000 in 1998 and 1997.

2. PROPERTY

   Net book value of the property at December 31, 1998 and 1997 and the most recent appraisal value are as follows:


                                NET BOOK VALUE          APPRAISAL     APPRAISAL
                           ------------------------     VALUE          DATE
       PROPERTY               1998          1997

Keker & Van Nest Office
  Building                  $3,172,727   $3,293,322    $6,750,000   October 1998

San Ramon Retail Center
  and Orchard Supply                                                September 1998/
  Shopping Center            5,000,384    5,100,134     7,640,000   December 1998

Eccles Project                 539,500      539,500     8,950,000   November 1999
                             ---------    ---------    ----------

                            $8,712,611   $8,932,956   $23,340,000
                             =========    =========    ==========

    Appraisal values are derived from independent appraisal reports prepared by members of the American Institute of Real Estate Appraisers. Determination of estimated market value involves subjective judgement because the actual market value of a real estate investment can be determined only by negotiation between the parties in a sales transaction.

    The San Ramon Retail Center and Orchard Supply Shopping Center includes the net book values and appraisal values of both properties.

3. OPERATING LEASES WITH TENANTS

   The rental operations include leasing commercial office and retail space to tenants under non-cancelable operating leases. As of December 31, 1998 and 1997, two tenants occupied 90% of leasable square feet, and represented 88% and 91% of total 1998 and 1997 revenue, respectively.

   Minimum future rent under noncancelable operating leases extending past December 31, 1998 are summarized as follows:

          1999                            $ 1,276,000
          2000                              1,365,000
          2001                              1,351,000
          2002                              1,336,000
          2003                              1,334,000
          Thereafter                        6,141,000
                                           ----------
          Total                           $12,803,000
                                           ==========

   The above includes a significant lease renewal effective in December 1999 and a new five-year lease agreement effective in December 1999.



4. NOTES PAYABLE

   Notes payable as of December 31, 1998 and 1997 were as follows:


                                                                  1998          1997
Promissory note with a bank in the principal amount of
$3,600,000, dated February 26, 1997.  The note is secured
by deeds of trust and assignments of rents on Keker & Van
Nest Office Building and bears interest at 7.625% per
annum.  Monthly interest and principal payments of $26,897
were made through December 7, 1998 when the note was
prepaid in full upon refinancing.                                            $ 3,563,051

Promissory note with a bank in the principal amount of
$250,000, dated March 20, 1997.  The note is secured by
deeds of trust and assignment of rents on Keker & Van Nest
Office Building and bears interest at the fixed rate of 12%
per annum.  On December 7, 1998, the note was repaid in
full upon refinancing.                                                           250,000

Promissory note with a bank in the principal amount of
$50,000, dated May 16, 1997.  The note is secured by deeds
of trust and assignment of rents on Keker & Van Nest Office
Building and bears interest at the fixed rate of 12% per
annum.  On December 7, 1998, the note was repaid  in full
upon refinancing.                                                                 50,000

Promissory note with a bank in the principal amount of
$100,000, dated December 11, 1997.  The note is secured by
deeds of trust and assignment of rents on Keker & Van Nest
Office Building and bears interest at the fixed rate of 12%
per annum.  On December 7, 1998, the note was repaid in
full upon refinancing.                                                           100,000

Promissory note with a bank in the principal amount of $110,000, dated July 6, 1998. The note is secured by deeds of trust and assignment of rents on Keker & Van Nest Office
Building and note bears interest at the fixed rate of 12% per annum through July 1, 1999. Interest only payments were made through December 7, 1998 when the note was prepaid in full upon refinancing.

Promissory note with a bank in the principal amount of
$4,800,000, dated November 25, 1998.  The note is secured
by deeds of trust and assignment of rents on Keker & Van
Nest Office Building and bears interest at the fixed rate
of 6.67% per annum through January 1, 2009.  Monthly
interest and principal payments of $32,251 are required
through January 1, 2009 when the remaining principal and
accrued interest are due and payable.                          $4,800,000

Promissory note with a bank in the principal amount of
$1,673,436, dated November 14, 1997.  The note is secured
by deeds of trust and assignment of rents on Eccles Project
and bears interest at the bank's base rate plus 1.250% per
annum.  On March 24, 1998, the note was prepaid in full
upon refinancing.                                                              1,657,563

Line of credit with a bank for a maximum borrowing of
$2,000,000, dated March 23, 1998.  The line is secured by
deeds of trust and assignment of rents on Eccles Project
and bears interest at the prime rate plus 1.0% (8.75% at
December 31, 1998) through March 23, 1999.  Monthly
interest payments are required through March 23, 1999.
During 1999, the maturity date was extended through March
23, 2000.                                                       1,946,010

Promissory note with a bank in the principal amount of
$4,200,000, dated December 18, 1995.  The note is secured
by deeds of trust and assignment of rents on Orchard Supply
Shopping Center and bears interest at the fixed rate of 8%
per annum. Monthly interest and principal payments were
made through July 24, 1998 when the note was prepaid in
full upon refinancing.                                                         4,116,774

Promissory note with a bank in the principal amount of
$250,000, dated May 27, 1997.  The note is secured by deeds
of trust and assignment of rents on Orchard Supply Shopping
Center and bears interest at the fixed rate of 12% per
annum.  On July 24, 1998, the  note was repaid in full upon
refinancing.                                                                     250,000

Promissory note with a bank in the principal amount of
$5,100,000, dated July 22, 1998.  The note is secured by
deeds of trust and assignment of rents on Orchard Supply
Shopping Center and bears interest at the fixed rate of
7.05% per annum through August 1, 2008. Monthly interest
and principal payments of $34,102 are required through
August 1, 2008 when the remaining principal and accrued
interest are due and payable.                                  $5,085,316

Promissory note with a bank in the principal amount of
$285,000, dated May 16, 1996.  The note is secured by deeds
of trust and assignment of rents on San Ramon Retail Center
and bears interest at the fixed rate of 11.5% per annum.
On October 15, 1998, the note was repaid in full upon
refinancing.                                                                 $   285,000

Promissory note with a bank in the principal amount of
$260,000, dated October 8, 1996.  The note is secured by
deeds of trust and assignment of rents on San Ramon Retail
Center and bears interest at the fixed rate of 12% per
annum. On October 15, 1998, the note was repaid in full
upon refinancing.                                                                260,000

Promissory note with a bank in the principal amount of
$545,000, dated September 29, 1998.  The note is secured by
deeds of trust and assignment of rents on San Ramon Retail
Center and note bears interest at the fixed rate of 11% per
annum through October 1, 1999.  Interest payments are
required through October 1, 1999, when the principal and
accrued interest are due and payable.  During 1999, the
maturity date was extended through June 1, 2000.                  545,000
                                                               ----------     ----------

   Total                                                      $12,376,326    $10,532,388
                                                               ==========     ==========

   Interest paid on the notes in 1998 and 1997 was $1,017,177 and $818,024, respectively.

   Principal installments due on the notes payable subsequent to December 31, 1998 are as follows:

           1999                         $   637,095
           2000                           2,044,652
           2001                             105,654
           2002                             113,165
           2003                             120,519
           Thereafter                     9,355,241
                                         ----------
           Total                        $12,376,326
                                         ==========
   Losses resulting from early extinguishment of debt, such as prepayment penalties and write-offs of deferred loan costs, are recognized as extraordinary items in the accompanying statements of operations.

5. TRANSACTIONS WITH AFFILIATES AND COMMITMENTS

   The Properties and the Company entered into management agreements with Diversified Investment and Management Corporation ("DIMC"), an affiliate of Maniar. The current agreement, dated June 9, 1999, extends through December 31, 2005 and requires management fees to be paid to DIMC equal to the lesser of 3% of gross revenues or a fixed amount equal to $7,500 per month for the first twelve months, $10,000 per month for the second twelve months, and $15,000 per month thereafter. Management fees paid were $41,604 and $41,415 in 1998 and 1997, respectively. For the nine months ended September 30, 1999 (unaudited), management fees paid were $30,000 and accrued management fees of $31,289 are included in accounts payable at September 30, 1999.

6. STOCK OPTIONS

   In December 1999, the Company granted stock options to its directors and the general counsel to DIMC to purchase 55,000 shares of common stock exercisable through December 31, 2002 at an exercise price of $3.125 per share.